UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CARDIAC SCIENCE CORPORATION
(Name of Subject Company)
CARDIAC SCIENCE CORPORATION
(Name of Person Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
14141A108
(CUSIP Number of Class of Securities)
David L. Marver and Michael K. Matysik
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:
Stewart M. Landefeld, Esq. and Eric A. DeJong, Esq.
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98109
(206) 359-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 19, 2010, Cardiac Science Corporation provided the following materials to employees of Cardiac Science Corporation:
1 All Hands Meeting October 19, 2010

What happened? Signed an agreement to sell Cardiac Science to Opto Circuits (India) Ltd. $2.30/share Approximately $55M total Sale is not yet final Tender Offer to launch within 10 business days More than 60% outstanding shares must be tendered Customary closing conditions must be met Expected to finalize within 90 days

Why did we sell? Despite excellent progress improving the company: Revitalized product lines Strengthened operations Improved quality systems We encountered a storm of events in 2009/2010: Global economic recession Loss of Japan AED distributor and revenue Large AED recall Weakened by this storm, we were increasingly limited: Investing in business Acquiring new technologies Weathering new challenges that may arise

Who is Opto Circuits?

Who is Opto Circuits?

CARDIAC science

- Headquarters in Bangalore, India
- ~750 employees
- Public company: BSE (Bombay) and NSE (National) Stock Exchanges in India
- Market capitalization: US$1.3B
- 2010 revenue: US$243M (ending 3/31/10)
- 2010 EBITDA: US$81M (ending 3/31/10)
- Key Geographies: North America, EU, Asia
- Product lines: Vital Signs Monitors, Pulse Oximetry Sensors, Anesthesia Respiratory Care Equipment, PAD Diagnostic Equipment, Angioplasty Stents and Balloons, Orthopedic Implants, Catheters
- Brands: Criticare, Unetixs, Mediaid, Eurocor, Devon, Ormed
- Revenue: India 12%, Rest of World 88%

OCI

Opto Circuits (India) Limited

Who is Opto Circuits? Established in 1992 10-year CAGR of 49.68% More than 100 types of medical devices; 17 clinical categories across 12 medical fields Addressable market of more than US $15 billion Products sold in more than 100 countries USFDA-listed noninvasive products CE-marked invasive products 10 certified manufacturing facilities in Asia and North America 49 patents and 34 trademarks Ranked by Forbes Asia as one amongst "200 Best Under a Billion" companies in Asia Pacific (September 2009) for the second consecutive time

Noninvasive (1 of 2)

Noninvasive (2 of 2)

Invasive portfolio

Opto Circuits acquisitions

Opto Circuits awards Business Standard - BS1000 Star SME (3/09) Industry 2.0 - Ranked 11th in the 3rd SMB Awards (3/09) Forbes Asia - 200 Best Under a Billion in AsiaPac (9/08) Forbes Asia - 200 Best Under a Billion in AsiaPac (9/09)

Opto Circuits selling and distribution 100 countries across four market segments Distributors and direct sales forces in India (AMDL), Germany (Eurocor) and the US (Criticare, Mediaid, and Unetixs) Consumer reach through OEMs, distributors, GPOs, hospitals, doctors

Opto Circuits certifications Meets world-class standards of ISO 9001 - 2000 and ISO 13485-2003. Certified by UL; UKAS accredited. Environmental management system standard certified (ISO 14001: 2004) Occupational Health and Safety Management System Standard certified (OHSAS 18001:2007 by UL)

How Cardiac Science will benefit

How will Cardiac Science benefit? CSC will become a subsidiary of Opto Circuits, bringing: Financial stability Opportunities to expand New technologies Larger global salesforce footprint Collaboration with other Opto Circuits businesses Increased pricing flexibility Less regulatory burden (SEC)

How will your job change? No immediate changes to pay or benefits expected Opto Circuits has indicated it wants to learn more about our business before making changes Opto Circuits has not otherwise communicated their plans

If contacted... Media Inquiries: Joe Hage, Director of Marketing Communications x 2074, jhage@cardiacscience.com Investor Inquiries: Matt Clawson, Allen & Caron, 949.474.4300, matt@allencaron.com Tender Offer Inquiries: To be communicated in Tender Offer information from BNY Mellon

Questions?

Important Additional Information The tender offer for the outstanding common stock of Cardiac Science Corporation (the "Company") referred to in this document has not yet commenced. This document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company's common stock will be made pursuant to an offer to purchase and related materials that Opto Circuits (India) Ltd. ("Opto Circuits") and a wholly- owned subsidiary of Opto Circuits ("Merger Sub") intend file with the Securities and Exchange Commission. At the time the offer is commenced Opto Circuits and Merger Sub will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Investors and security holders may also obtain free copies of the tender offer documents, once available, from the information agent for the tender offer or from the Company's Investor Relations at 949.474.4300.

Forward Looking Statements This document contains forward-looking statements relating to the potential acquisition of Cardiac Science Corporation by Opto Circuits, including the expected dates of closing of the tender offer and merger and the potential benefits and consequences of the acquisition. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the acquisition could vary materially as a result of a number of factors, including: uncertainties as to how many of Cardiac Science Corporation's stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2009 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect Cardiac Science Corporation's expectations as of the date of this document. Cardiac Science Corporation undertakes no obligation to update the information provided herein.

21 CardiacScience.com 3308 Monte Villa Parkway Bothell, WA 98021 425.402.2000 800.426.0337 (c) 2010, Cardiac Science Corporation. All rights reserved. No part of this work may be reproduced in any form without written permission from Cardiac Science.